CUTLER LAW GROUP
Attorneys at Law                                        M. Richard Cutler, Esq.*
3355 W. Alabama Ste. 1150                               M Gregory Cutler, Esq.**
Houston, Texas 77098
Tel (713) 888-0040 Fax (800) 836-0714            *Admitted in California & Texas
www.cutlerlaw.com                                          **Admitted in Florida
================================================================================

                               February 16, 2011

Stephen Krikorian, Accounting Branch Chief
Evan S. Jacobson, Staff Attorney
Mark P. Shuman, Branch Chief - Legal
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549-4561

Re:  Competitive Technologies, Inc.
     Form 10-K for the Fiscal Year Ended July 31, 2010
     Form 10-Q for the Quarterly Period Ended October 31, 2010
     Form 8-Ks Filed on September 13, 2010 and December 15, 2010
     File No. 001-08696

Gentlemen and Ladies:

     We are in receipt of your correspondence dated February 2, 2010, and addressed to Johnnie D. Johnson, Chief Executive Officer and Chief Financial Officer of the Company. We acknowledge and recognize that the Commission has requested our response within 10 businesses days. This letter is to request an extension of time in order to submit our response to comments contained in your letter of February 2.

     Although we have attempted to have our response completed by the deadline, the Company has been unable to complete both the response and its Form 10-Q for the Transitional Period Ended December 31, 2010, which after extension is due on Tuesday, February 22, 2011. In addition, several of our responses are dependent upon completion of the financial statements to be filed with the 10-Q.

     We anticipate completing and filing our response letter and related amended filings shortly after completing and filing the 10-Q, but in any event no later than an additional ten business days.

                                      ****

     Please feel free to call me at any of the numbers listed on this letter if you have further questions or comments.

                                   Very truly yours,

                                   \s\ M. Richard Cutler

                                   Cutler  law  Group